Filed Pursuant to Rule 424(b)(3)

Registration No. 333-156479

GLOBAL GROWTH TRUST, INC.

STICKER SUPPLEMENT DATED JANUARY 14, 2013

TO PROSPECTUS DATED APRIL 19, 2012

This sticker supplement is part of, and should be read in conjunction with, our prospectus dated April 19, 2012 and the sticker supplements dated June 18, 2012, August 21, 2012, October 5, 2012, November 15, 2012 and December 18, 2012. Capitalized and other terms used herein without definition have the meanings ascribed to them in the prospectus.

This information is presented as of January 14, 2013.

RECENT DEVELOPMENTS

Aura Grand Corner Development Project in Katy, Texas

On December 20, 2012, we acquired, through a joint venture in which we own a 90% interest, a 14.5-acre parcel of land located in Katy, Texas, on which the joint venture will develop, construct and operate a multifamily residential complex consisting of an aggregate of 291 units, which will be named “Aura Grand Corner.” The purchase price for the land was $2.95 million, and the total estimated budget for the development project is approximately $32 million, inclusive of the purchase price of the land. Our joint venture partner for the development project is an affiliate of Trinsic Residential Group, L.P. Our total capital commitment to the joint venture is approximately $9.3 million; and our joint venture partner’s capital commitment is approximately $1.0 million. The balance of the development and construction costs of the project will be funded by draws on a $21.5 million construction loan from Texas Capital Bank, National Association. For detailed information regarding the Aura Grand Corner development project and our joint venture, see, “OUR INVESTMENTS - Our Joint Venture Agreements – Trinsic, Aura Grand Corner,” in this sticker supplement, below.

PROSPECTUS SUMMARY

The following sections, “Our Real Estate Portfolio” and “Potential Investment Opportunities” are new sections to “PROSPECTUS SUMMARY,” added between the sections entitled “Investment Strategy” and “Borrowing Policies” at page 3 of the prospectus. These sections replace in their entireties the corresponding sections previously appearing in the sticker supplements dated October 5, 2012 and December 18, 2012.

Our Real Estate Portfolio

As of the date of this sticker supplement, our existing real estate portfolio consisted of the acquired properties set forth in the table that follows:

Property Name and Location	Type	Date Acquired	Operator/ Developer	Ownership Interest	Square Footage or Number of Units Upon Completion	Development Budget (in millions)(1)	Equity Commitment by Company (in millions)	Mortgage/ Construction Loan (in millions)

Acquired Properties:

Long Point Mount Pleasant (Charleston), SC	Class A Multifamily	05/20/11	Woodfield(2)	95%	258 units	$28.6	$6.8	$21.4

Gwinnett Center Duluth, GA	Office	10/17/11	N/A	100%	263,742 sf	$18.3	$7.1	$11.2

Property Name and Location	Type	Date Acquired	Operator/ Developer	Ownership Interest	Square Footage or Number of Units Upon Completion	Development Budget (in millions)(1)	Equity Commitment by Company (in millions)	Mortgage/ Construction Loan (in millions)

Whitehall Development Charlotte, NC	Class A Multifamily	02/24/12	Woodfield(2)	95%	298 units	$29.7	$7.1	$22.3

Crosstown Development Tampa, FL	Class A Multifamily	03/27/12	Crescent(3)	60%	344 units	$37.1	$6.2	$26.7

Circle Alexander Village Development Charlotte, NC	Class A Multifamily	11/27/12	Crescent(3)	60%	320 units	$33.6	$5.2	$25.0

Aura Castle Hills Development Lewisville, TX	Class A Multifamily	11/30/12	Hunt Realty and Trinsic(4)	54%	316 units	$34.9	$5.7	$24.4

Aura Grand Corner Development Katy, TX	Class A Multifamily	12/20/12	Trinsic (5)	90%	291 units	$31.8	$9.3	$21.5

(1)

The development budgets of the multifamily development properties include the cost of the land, construction costs, development fees, financing costs, start-up costs and initial operating deficits of the respective properties. For Gwinnett Center, the development budget includes the purchase price for the property, as well as budgeted capital improvements and future leasing commissions and tenant improvements. The amounts presented do not include Investment Services Fees payable to our advisor in connection with the acquisitions of the properties.

(2)

These properties are owned through joint ventures in which Woodfield Investments, LLC or one of its affiliates (i) is our joint venture partner, (ii) serves as developer of the project and (iii) provides any lender required guarantees on the loan. The terms of the joint venture are as described under “OUR INVESTMENTS - Our Joint Venture Agreements – Woodfield Investments,” in the sticker supplement dated October 5, 2012.

(3)

These properties are owned through separate joint ventures in which Crescent Resources, LLC or one of its affiliates (i) is our joint venture partner, (ii) serves as developer and general contractor of the project, and (iii) provides lender required guarantees on the loan. The terms of the joint ventures are as described under “OUR INVESTMENTS - Our Joint Venture Agreements – Crescent Resources,” in the sticker supplement dated December 18, 2012.

(4)

This property is owned through a joint venture in which Trinsic Residential Group, L.P. and/or Hunt Realty Investments, or one of their affiliates (i) is our joint venture partners, (ii) serves as developer of the project, and (iii) provides lender required guarantees on the loan. The terms of the joint venture are as described under “OUR INVESTMENTS - Our Joint Venture Agreements – Trinsic and Hunt Realty,” in the sticker supplement dated December 18, 2012.

(5)

This property is owned through a joint venture in which Trinsic Residential Group, L.P. or one of its affiliates (i) is our joint venture partner, (ii) serves as developer of the project, and (iii) provides lender required guarantees on the loan. The terms of the joint venture are as described under “OUR INVESTMENTS - Our Joint Venture Agreements – Trinsic, Aura Grand Corner,” in this sticker supplement, below.

Potential Investment Opportunities

In addition to our real estate portfolio described above, as of the date of this sticker supplement, our advisor and its sub-advisors have identified a pipeline of potential multifamily development opportunities with an aggregate development budget in excess of $400 million. We currently are pursuing the following properties in that pipeline and we believe that such opportunities are representative of the types of properties we may acquire in the future.

Property Location	Type	Anticipated Number of Units Upon Completion	Estimated Development Budget (in millions)(1)	Estimated Equity Investment by Company (in millions)	Estimated Mortgage Financing on Project (in millions)(2)

Other Potential Investment Opportunities:

Development Property Orlando, FL(3)	Class A Multifamily	276 units	$30.6	$5.5	$21.4

Development Property Chapel Hill, NC(3)	Class A Multifamily	154 units	$20.9	$3.8	$15.1

Development Property Nashville, TN(3)	Class A Multifamily	250 units	$37.0	$6.6	$25.9

Development Property Atlanta, GA(3)	Class A Multifamily	353 units	$32.6	$7.3	$24.5

(1)

The estimated development budgets of the prospective investment properties include the cost of the land, construction costs, development fees, financing costs, start-up costs and initial operating deficits of the respective properties. The amounts presented do not include Investment Services Fees that would be payable to our advisor in connection with the acquisitions of the properties.

(2)

We anticipate that approximately 65% - 70% of the estimated development budgets of the prospective investment properties will be financed with mortgage construction financing at market rates and terms. As of the date of this sticker supplement, we had not obtained a commitment from a lender for all of such financings. There is no guarantee financing will be obtained or, if obtained, on what terms.

(3)

We anticipate that these prospective investment properties will be owned through separate joint ventures in which we will own an interest in excess of 50%, with terms similar to the terms as described under “OUR INVESTMENTS – Our Joint Venture Agreements,” in this sticker supplement, below, and in the sticker supplements dated October 5, 2012 and December 18, 2012.

As of the date of this sticker supplement, we have not yet entered into a binding contract to acquire the properties identified as potential investment opportunities above. In addition, our advisor is in the process of performing its evaluation and may not have completed its due diligence review of the property, the acquisition may not have been approved by our investment committee or our board of directors, and a financing commitment may not have been obtained from a lender. The acquisition of such properties is further contingent upon the receipt of adequate equity proceeds, and on obtaining third party financing, which may not be available on reasonable terms or at all. Therefore, there is no guarantee that we will continue to pursue these potential investments or that, if pursued, the transactions will ultimately be completed or, if completed, on the terms described in this sticker supplement.

For a discussion of our real properties and leases, and other properties identified as potential investment opportunities, see “OUR INVESTMENTS,” in this sticker supplement, below.

Our Offering

The entire section “PROSPECTUS SUMMARY – Our Offering,” which appeared on page 14 of the prospectus, was superseded and replaced in the sticker supplement dated October 5, 2012. The following now supersedes and replaces in full the first paragraph of “PROSPECTUS SUMMARY – Our Offering,” contained in the sticker supplements dated October 5, 2012 and December 18, 2012.

On October 20, 2009, we commenced this offering of up to $1,500,000,000 (150,000,000 shares) of our common stock. As of September 30, 2012, we had received total offering proceeds of approximately $61.5 million (6.2 million shares) in connection with this offering. During the period October 1, 2012 through December 31, 2012, we received additional subscriptions proceeds of approximately $6.1 million (600,000 shares) from our offering. As of that date, we have not issued any shares under our distribution reinvestment plan. The total shares sold and the gross offering proceeds received from such sales do not include (i) 22,222 shares purchased by our advisor for $200,000 prior to the commencement of our offering, and (ii) approximately 0.7 million shares issued to our stockholders as stock distributions. As of December 31, 2012, there remained approximately 142.5 million shares of common stock to be offered and sold in this offering, including shares reserved for issuance under our distribution reinvestment plan. Our initial public offering will terminate no later than April 7, 2013.

OUR INVESTMENTS

The sticker supplement dated October 5, 2012 superseded and replaced the entire section “OUR INVESTMENTS,” which began on page 82 of the prospectus. The following now supersedes and entirely replaces “OUR INVESTMENTS – Our Real Estate Portfolio” which appeared in the sticker supplements dated October 5, 2012 and December 18, 2012.

Our Real Estate Portfolio

We make real estate investments directly through entities wholly owned by our Operating Partnership, or indirectly through other entities. As of the date of this sticker supplement, we owned the following properties:

•

a development property which opened in phases and became fully operational on November 9, 2012, consisting of 258-unit Class A garden-style apartment community in Mount Pleasant, South Carolina, a submarket of Charleston, owned by a joint venture in which we hold a 95% equity interest;

•

a three building, multi-tenant office complex in Duluth, Georgia, which previously was a bank owned property (“REO” property) that we were able to buy at a considerable discount to its replacement cost. We have made certain improvements to the property and are in the process of leasing up existing vacancies and repositioning the property in the market;

•

a development property currently under construction as a 298-unit Class A garden-style apartment community in Charlotte, North Carolina, which was acquired by a joint venture in which we hold a 95% equity interest;

•	a development property currently under construction as a 344-unit Class A garden-style apartment community in Tampa, Florida, owned by a joint venture in which we hold a 60% equity interest;

•

a newly acquired development property, for which construction will begin in the first quarter of 2013 on a 320-unit Class A garden-style apartment community in Charlotte, North Carolina, owned by a joint venture in which we hold a 60% equity interest;

•

a newly acquired development property, for which construction will begin in the first quarter of 2013 on a 316-unit Class A garden-style apartment community in Lewisville, Texas, owned by a joint venture in which we hold a 54% equity interest; and

•

a 291-unit Class A garden-style apartment community development property located in Katy, Texas, on which construction will begin in January 2013, owned by a newly-formed joint venture in which we hold a 90% equity interest.

We or our joint ventures acquired fee simple interests in all our properties and all of our real property ownership interests were acquired from third parties not affiliated with us or our advisor.

The tables on the following pages provide summary information regarding the seven properties in which we owned an interest as of the date of this sticker supplement. Unless specified otherwise, all data is as of September 30, 2012.

Real Property Portfolio

The following is a summary of our real property investments as of the date of this sticker supplement:

Property Name and Location	Type	Ownership Interest (1)	Acquisition Date Information		Total Development Budget (in millions)(3)	Approximate Rentable Space or Number of Units and Total Square Feet of Units	Effective Monthly Base Rent Per Sq. Ft. or Average Effective Monthly Rent Per Unit(4)	Approx- imate % Leased
			Date Acquired	Contract Purchase Price (in millions)(2)

Long Point(5) Mount Pleasant, SC	Multifamily	95%	05/20/11	$3.4	$28.6	258 units(5)	$1,281 per unit(5)	86%(5)

Gwinnett Center(6) Duluth, GA	Office	100%	10/17/11	$14.1	$18.3	263,742 sq. ft.	$1.36 per sq. ft.(6)	48%(6)

Whitehall Development(7) Charlotte, NC	Multifamily	95%	02/24/12	$2.9	$29.7	(7)	N/A	N/A

Crosstown Development(8) Tampa, FL	Multifamily	60%	03/27/12	$4.3	$37.1	(8)	N/A	N/A

Circle Alexander Village Development(9) Charlotte, NC	Multifamily	60%	11/27/12	$3.2	$33.6	(9)	N/A	N/A

Aura Castle Hills Development(10) Lewisville, TX	Multifamily	54%	11/30/12	$4.4	$34.9	(10)	N/A	N/A

Aura Grand Corner Development(11) Lewisville, TX	Multifamily	90%	12/20/12	$3.0	$31.8	(11)	N/A	N/A

(1)        Properties in which we do not own 100% of the ownership interests were acquired through joint ventures with unaffiliated third parties. In each of our joint venture arrangements, our joint venture partner or its affiliates manage the development, construction and/or certain day-to-day operations of the property. Generally, distributions of operating cash flow will be distributed pro rata based on each member’s ownership interest. In addition, generally, proceeds from a capital event, such as a sale of the property, will be distributed pro rata until the members of the joint venture receive a specified minimum return on their invested capital and the return of their invested capital, and thereafter, the respective co-venture partner will receive a disproportionate higher share of any remaining sale proceeds at varying levels based on our having received certain minimum threshold returns. For the properties owned as of September 30, 2012, we have determined that the three joint ventures are variable interest entities in which we are the primary beneficiary. In addition, based on our initial analysis, we believe the three joint ventures in which we invested subsequent to September 30, 2012 are variable interest entities in which we are the primary beneficiary. As such, the transactions and accounts of the six joint ventures are, or we anticipate that they will be, consolidated in our financial statements.

(2)	Purchase price excludes closing costs.

(3)

For the multifamily development properties, the total development budget includes the cost of the land, construction costs, development fees, financing costs, start-up costs and initial operating deficits of the respective property. For Gwinnett Center, the total development budget includes the purchase price for the property, as well as budgeted capital improvements and future leasing commissions and tenant improvements. In each case, the amounts presented exclude Investment Services Fees paid to our advisor in connection with the acquisition of the property.

(4)

Once construction is completed and leasing commences for our multifamily properties, the average effective monthly rent per unit will be calculated based on the then current, in-place monthly base rent for leases. For other commercial properties, annualized base rent for the property is calculated by annualizing the then current monthly base rent for in-place leases, and excludes tenant reimbursements, straight-line rent adjustments and amortization of above- and below-market leases intangibles.

(5)

The Long Point property, a 258-unit Class A garden-style apartment development project on approximately 32.5 acres, was completed in November 2012. As of November 9, 2012, all buildings were operational and the asset was 86% leased as compared to an original expectation of 39% at this stage. We anticipate that the property will be stabilized and fully leased by the end of the first quarter of 2013. Because we anticipate the property achieving a stabilized occupancy of 94% eight months in advance of our original expectations, we anticipate total income on the property in 2013 to be approximately $4.1 million. This is 51% higher than our original 2013 projections. Per unit rental rates have averaged $1,284 per month to date, a 16.7% increase over our original expectation for this stage.

(6)

The Gwinnett Center is a three building office complex that was a lender owned, or “REO” property, which we acquired at a considerable discount to its replacement cost. We have made certain upgrades and other improvements to the property, and our investment objective for Gwinnett Center is to increase net operating income through the lease-up of existing vacancies and repositioning of the property. The effective monthly base rent and approximate percent leased presented in the table are as of September 30, 2012, at which time it was leased to 33 tenants with remaining lease terms expiring at various times during the next six years. Certain tenants have lease renewal options ranging from one to six years following the expiration of the current terms.

(7)

The Whitehall property, a 298-unit Class A garden-style apartment development project on approximately 13 acres, was under development as of the date of this sticker supplement, and the project is progressing in line with management’s expectations, both as to cost and timing. Construction of the Whitehall Property commenced in the second quarter of 2012, and is expected to be completed in the first quarter of 2013.

(8)

The Crosstown property, a 344-unit Class A garden-style apartment development project on approximately 25 acres, was under development as of the date of this sticker supplement, and the project is progressing in line with management’s expectations, both as to cost and timing. Construction of the Crosstown Property commenced in the second quarter of 2012 and is scheduled to be completed in the second quarter of 2013.

(9)

The Circle Alexander Village property, a 320-unit Class A garden-style apartment development project on approximately 22.43 acres, will be under construction commencing the first quarter of 2013, and is targeted for completion in the second quarter of 2014.

(10)

The Aura Castle Hills property, a 316-unit Class A garden-style apartment development project on approximately 22.43 acres, will be under construction commencing the first quarter of 2013, and is scheduled to be completed in the second quarter of 2014.

(11)

The Aura Grand Corner property, a 291-unit Class A garden-style apartment development project on approximately 14.5 acres, will be under construction commencing the first quarter of 2013, and is targeted for completion in the second quarter of 2014.

We believe that our real estate properties are suitable for their intended purposes and are adequately covered by insurance. Our properties are located in submarkets where there are a number of comparable properties that might compete with them.

Debt Obligations

As of September 30, 2012, we, or the applicable joint venture, had borrowed approximately $31.1 million in connection with the acquisition and the development of our properties, representing an aggregate debt leverage ratio of approximately 34.4% of the aggregate book value of our assets. The following presents our outstanding indebtedness as of September 30, 2012 for the properties we owned as of such date, as well as the terms of debt commitments made in connection with our acquisitions of development properties between October 1, 2012 and the date of this sticker supplement:

Property and Related Loan	Outstanding Principal Balance (in millions)	Interest Rate	Payment Terms	Maturity Date(1)	% of Total Debt

Long Point Property Mortgage Construction Loan(2)	$18.2(3)	LIBOR plus 2.5%, adjusted monthly, with an all-in interest rate floor of 3.25% per annum	Monthly interest only payments through 5/20/2014. If extended, then P&I monthly installments calculated based on a 30-year amortization	05/20/14	58.6%

Gwinnett Center Mortgage Loan(4)	7.6(5)	Variable adjusted to the greater of (i) 4.95% or (ii) LIBOR+ 3.50% per annum(6)	Monthly interest only payments through 10/17/2014. If extended for 2 years, then monthly installments of $17,050 P&I, until maturity.	10/17/14	24.4

Whitehall Property Mortgage Construction Loan(7)	5.3(8)	LIBOR+ 2.25% per annum, adjusted monthly	Monthly interest only payments through 2/24/2015. If extended, then P&I monthly installments calculated based on a 30-year amortization	2/24/15	17.0

Crosstown Property Mortgage Construction Loan (9)	(10)	LIBOR plus 2.5%, adjusted monthly	Monthly interest only payments through 3/27/2015. If extended, then P&I monthly installments calculated based on a 30-year amortization	3/27/15	–

Circle Alexander Property Mortgage Construction Loan (11)	(12)	LIBOR plus 2.5%, adjusted monthly	Monthly interest only payments through 11/27/2015. If extended, then P&I monthly installments calculated based on a 30-year amortization	11/27/15	–

Aura Castle Hills Property Mortgage Construction Loan (13)	(14)	LIBOR plus 2.6%, adjusted monthly	Monthly interest only payments through 11/30/2015. If extended, then P&I monthly installments calculated based on a 30-year amortization	11/30/15 (plus two additional 12-mo. extensions)	–

Aura Grand Corner Property Mortgage Construction Loan (15)	(16)	Lender’s prime rate or LIBOR plus 2.75%, adjusted monthly	Monthly interest only payments through 12/20/15. If extended, then P&I monthly installments calculated based on a 30-year amortization	12/20/15 (plus two additional 12 -mo. extensions)	–

Total	$31.1				100.0%

(1)	Represents the initial maturity date (or, as applicable, the maturity date as extended as of September 30, 2012). The maturity date may be extended beyond the date shown.

(2)

The borrower is the Long Point Joint Venture and the construction loan is recourse against the Long Point Joint Venture. Principals of an affiliate of our joint venture partner have guaranteed the full amount of the loan. The loan may be prepaid in whole, but not in part, without penalty. The lender is Wells Fargo Bank, N.A.

(3)	The principal amount available for construction draws under the loan is $21.4 million. As of September 30, 2012, there remained available approximately $3.2 million for draws.

(4)

The borrower is a subsidiary of our Operating Partnership. The loan is recourse to the borrower. We provided a limited guaranty for (i) the repayment of 50% of the principal amount owed by the borrower under the loan, which may be reduced to 25% of such obligation if the borrower meets certain financial covenants, and (ii) 100% of other costs (including accrued and unpaid interest) outside of principal. The loan may be prepaid in full or in part at any time without penalty. The lender is RBC Bank.

(5)

The total principal amount of the loan available for borrowing is $11.2 million. At the closing of the acquisition of Gwinnett Center, a portion of the purchase price was funded from a $7 million draw on the loan. The remaining funds available under the loan of approximately $3.6 million are expected to be used to fund capital improvements and future leasing commissions and tenant improvements for leases meeting certain requirements.

(6)

The interest rate is subject to reduction to the greater of (i) 4.20% or (ii) LIBOR plus 3.50% per annum if a minimum debt service coverage ratio is attained. The interest rate is also subject to an increase of 0.30% if we maintain less than $0.8 million in a deposit account with the lender.

(7)

The borrower is the Whitehall Joint Venture, and the construction loan is recourse against the borrower. Certain affiliates of our joint venture partner have guaranteed the loan, subject to their liability being reduced (i) to 50% at the time a certificate of occupancy for the project is issued and (ii) thereafter to 30% upon certain debt covenants of the loan being achieved. The loan may be prepaid in whole, but not in part, without penalty. The lender is Regions Bank.

(8)

The principal amount available for certain development costs and construction costs under the loan is $22.3 million. As of September 30, 2012, there remained available approximately $17.0 million for draws.

(9)

The borrower is the Crosstown Joint Venture, and the loan is recourse against the borrower. Certain affiliates of our joint venture partner have provided the lender with a completion guaranty for the project and a 50% repayment guarantee for the principal amount of the loan. During the term of the construction loan, the repayment guarantee may be reduced to between 35% and 15% of the principal amount of the loan if certain conditions are met. The loan may be prepaid in whole, but not in part, without penalty. The lender is US Bank National Association.

(10)	The principal amount available for certain development costs and construction costs under the loan is $26.7 million.

(11)

The borrower is the Circle Alexander Joint Venture, and the construction loan is recourse to the borrower. The loan may be prepaid in full or in part at any time without fee, premium or penalty. Loan extensions are subject to certain conditions and the payment of a loan extension fee. Assuming two extensions of the initial term, the estimated outstanding principal balance of the construction loan would be approximately $24.5 million at the end of the second extension period. The construction loan requires commencement of construction within 90 days, and completion within two years of the closing of the construction loan. The loan is secured by the Circle Alexander Property and all improvements constructed thereon. Certain affiliates of our joint venture partner have provided the lender with completion and repayment guarantees. The lender is Regions Bank.

(12)	The principal amount available for certain development costs and construction costs under the loan is $25.0 million.

(13)

The borrower is the Aura Castle Hills Joint Venture and the construction loan is recourse to the borrower. With advance notice, the loan may be prepaid in full or in part, subject to required break funding payments. Loan extensions are subject to certain conditions and the payment of a fee. Assuming two extensions of the initial term, the estimated outstanding principal balance of the construction loan would be approximately $24.2 million at the end of the second extension period. The construction loan is secured by the Aura Castle Hills Property and all improvements constructed thereon. An affiliate of our Trinsic JV Partner has provided the lender with completion and repayment guarantees. The lender is JPMorgan Chase Bank, N.A.

(14)	The principal amount available for certain development costs and construction costs under the loan is $24.4 million.

(15)

The borrower is the Aura Grand Corner Joint Venture (as defined below) and the construction loan is recourse to the borrower. With advance notice, the loan may be prepaid in full or in part, but not without penalty. Loan extensions are subject to certain conditions and the payment of a fee. Assuming two extensions of the initial term, the estimated outstanding principal balance of the construction loan would be approximately $20.9 million at the end of the second extension period. The construction loan is secured by the Aura Grand Corner Property (as defined below) and all improvements constructed thereon. An affiliate of our Trinsic Grand Corner JV Partner (as defined below) has provided the lender with completion and repayment guarantees. The lender is Texas Capital Bank, National Association.

(16)	The principal amount available for certain development costs and construction costs under the loan is $21.5 million.

Generally, the loan agreements for our loans contain customary affirmative, negative and financial covenants, representations, warranties and borrowing conditions, as set forth in the loan agreements. The loan agreements also contain customary events of default and remedies for the lenders. The borrowers are normally the joint ventures that own the properties, or in the case where we own 100% of the fee simple interest in the property, the borrowers are direct or indirect subsidiaries of our Operating Partnership.

Our Investments

The following contains new information, which supplements and updates the information under, and should be read together with, the subsection “OUR INVESTMENTS – Our Investments” in the sticker supplements dated October 5, 2012 and December 18, 2012.

Aura Grand Corner Property, Katy, Texas

On December 20, 2012, GGT TRG Grand Lakes TX, LLC, a joint venture in which we own a 90% interest (the “Aura Grand Corner Joint Venture”), closed on the acquisition of a fee simple interest in a 14.5-acre parcel of land (the “Aura Grand Corner Property”) located in Katy, Texas, a suburb of Houston, on which the Aura Grand Corner Joint Venture will develop, construct and operate a multifamily residential complex to be known as “Aura Grand Corner” (the “Aura Grand Corner Project”). We formed the Aura Grand Corner Joint Venture through our affiliate, GGT Grand Lakes Holdings, LLC, together with our joint venture partner, TRG Grand Corner L.P. (the “Trinsic Grand Corners JV Partner”), an affiliate of Trinsic Residential Group, L.P., a real estate development group (“Trinsic”). The purchase price for the Aura Grand Corner Property was $2.95 million. Concurrent with the acquisition of the Aura Grand Corner Property, we funded approximately $4.1 million of our capital contributions, and the Trinsic Grand Corner JV Partner funded approximately $0.5 million of its capital contributions. The initial capital contributions were used to fund the purchase price of the Aura Grand Corner Property, related closing costs, and certain expenses, fees and pre-development costs.

The Aura Grand Corner Project will consist of 291 residential “Class A” garden-style units. The estimated development and construction costs for the Aura Grand Corner Project, inclusive of the land, is approximately $31.8 million. We are required to fund the $5.2 million balance of our total $9.3 million capital commitment to the Aura Grand Corner Joint Venture during the initial development period, from which certain initial development costs will be funded. The Trinsic Grand Corner JV Partner is required to fund the $0.5 million balance of its $1.0 million capital commitment during the initial development period, from which initial development costs will be also be funded. The balance of the development and construction costs of the Aura Grand Corner Project will be funded by draws on a $21.5 million construction loan from Texas Capital Bank, National Association (“Texas Capital Bank”).

Trinsic will serve as the developer for the Aura Grand Corner Project, and shall be entitled to a fee equal to approximately $0.9 million for such services. In addition, Trinsic Residential Builders, LLC, an affiliate of Trinsic, will serve as the general contractor for the Aura Grand Corner Project, and will be entitled to a fee equal to approximately $1.2 million for its services.

Commencement of construction of the Aura Grand Corner Project is planned for January 2013, with completion targeted for June 2014. After construction is completed, we contemplate that the Aura Grand Corner Property will be managed by a national property management firm that specializes in the on-site management of multifamily properties.

Trinsic is a privately-held real estate company based in Dallas, Texas, which was recently capitalized by Akard Street Partners, an investment partnership operated by Hunt Realty Investments (“Hunt Realty”). Trinsic develops institutional quality Class-A multifamily assets in infill and suburban locations, initially focusing on major Texas markets, with plans underway to expand to other strategic regions in which Trinsic partners hold expertise. Hunt Realty, based in Dallas, Texas, serves as the centralized real estate investment management resource for Hunt Consolidated, Inc., which is part of the Hunt family of companies directed by Ray L. Hunt. Hunt Realty has been active in all facets of the real estate investment business for over 30 years. We are not affiliated with Trinsic or Hunt Realty, however this is our second joint venture project with Trinsic. Our first joint venture with Trinsic and Hunt Realty was formed in November 2012, for the purpose of acquiring 16 acres of land located in a sub-market of Dallas, Texas, on which we will develop a 316-unit, $34.9 million multifamily residential complex to be known as “Aura Castle Hills,” which is expected to be completed in June 2014.

In connection with our investment in the Aura Grand Corner Property, we paid our advisor an Investment Services Fee of approximately $0.5 million, which is equal to 1.85% of our pro rata share of the purchase price of the Aura Grand Corner Property, and budgeted development and construction costs relating to the Aura Grand Corner Project. Upon completion of the Aura Grand Corner Project, the advisor will determine the actual amounts paid, and to the extent the actual amounts vary from the budgeted amounts, on which the Investment Services Fee was initially based, the advisor will reimburse or invoice us, as applicable, for 1.85% of the budget variance, such that the Investment Services Fee paid to the advisor is ultimately 1.85% of the amounts expended on such development and construction.

Certain Investment Considerations. We believe that the acquisition and development of the Aura Grand Corner Property is consistent with our growth strategy based on the factors discussed in the sticker supplement dated October 5, 2012, under “OUR INVESTMENTS – Investment Focus on Multifamily Development,” and various other considerations, including the following factors. The Houston metropolitan statistical area (“MSA”) totals approximately 6.0 million residents and from 2000 to 2010 was the fastest growing MSA in the nation with approximately 26% growth during this period. Houston is also known as a top destination for young professionals, a critical segment of the population that has high propensity to rent. Recently, Houston has ranked #1 in the country among the “Best Cities for Young Professionals” and “Top Cities for Recent College Graduates” by Forbes and BusinessWeek, respectively. Led by a robust energy sector, the Houston economy continues to outperform virtually all other markets in the country. In 2011, Houston became the first major metro area to regain all the jobs it lost during the recession. Located near the intersection of Grand Parkway and the Westpark Tollway, the site offers an easy commute to the Houston Energy Corridor, one of Houston’s premier employment centers.

Our Joint Venture Agreements

The following updates, supplements and should be read in conjunction with the information appearing in “OUR INVESTMENTS – Our Joint Venture Agreements, in the sticker supplements dated October 5, 2012 and December 18, 2012.

Trinsic, Aura Grand Corner. We acquired a 90% interest in the Aura Grand Corner Joint Venture for a capital commitment of approximately $9.3 million. Our joint venture partner, Trinsic Grand Corner JV Partner, acquired the remaining 10% interest in the Aura Grand Corner Joint Venture in exchange for its capital commitment of approximately $1.0 million.

We, through our affiliate, are the managing member of the Aura Grand Corner Joint Venture, but have delegated authority to manage certain of the day-to-day operations to the Trinsic Grand Corners JV Partner, subject to our approval of major decisions, and certain rights to remove and replace the Trinsic Grand Corners JV Partner. Generally, under the terms of joint venture agreement, operating cash flow will be distributed to us and the Trinsic Grand Corners JV Partner on a pro rata basis in accordance with our respective percentage interests. Upon the occurrence of a capital event, such as a sale of substantially all of the assets of the Aura Grand Corner Joint Venture, the proceeds of the capital event will be distributed to us and the Trinsic Grand Corners JV Partner pro rata until our invested capital is returned and a minimum return on capital is achieved, and thereafter, the Trinsic Grand Corners JV Partner will receive a disproportionately higher share of any remaining sales proceeds, based on our having received certain minimum threshold returns.

In addition to customary buy-sell provisions, at any time 24 months after completion of the Aura Grand Corner Project, we can make an all cash offer (i) to purchase the entire interests of the Trinsic Grand Corners JV Partner in the Aura Grand Corner Joint Venture, or (ii) to sell our entire interest in the Aura Grand Corner Joint Venture to the Trinsic Grand Corners JV Partner. The Trinsic Grand Corners JV Partner has a similar right to make an all cash offer to either purchase all of our interest in the Aura Grand Corner Joint Venture, or to sell to us all of its interests in the Aura Grand Corner Joint Venture. In the event of any such proposal, by us or by the Trinsic Grand Corners JV Partner, the responding party shall be obligated to either (x) accept the proposal, or (y) to elect to purchase the interest of proposing party, at a purchase price to be determined in accordance with the formula set forth in the limited liability company agreement governing the Aura Grand Corner Joint Venture.

Other Potential Investment Opportunities

This section supersedes and replaces in its entirety the corresponding sections of the sticker supplements dated October 5, 2012 and December 18, 2012.

In addition to our acquisitions described above, as of the date of this sticker supplement, our advisor and its sub-advisors have identified a pipeline of multifamily development opportunities with an aggregate development budget in excess of $400 million. The following are properties we are currently actively pursuing the acquisition thereof from such pipeline and we believe are representative of the types of properties we may acquire.

Property Location	Type	Anticipated Number of Units Upon Completion	Estimated Development Budget (in millions)(1)	Estimated Equity Investment by Company (in millions)	Estimated Mortgage Financing on Project (in millions)(2)

Other Potential Investment Opportunities:

Development Property Orlando, FL(3)	Class A Multifamily	276 units	$30.6	$5.5	$21.4

Development Property Chapel Hill, NC(3)	Class A Multifamily	154 units	$20.9	$3.8	$15.1

Development Property Nashville, TN(3)	Class A Multifamily	250 units	$37.0	$6.6	$25.9

Development Property Atlanta, GA(3)	Class A Multifamily	353 units	$32.6	$7.3	$24.5

(1)

The estimated development budgets of the prospective investment properties include the cost of the land, construction costs, development fees, financing costs, start-up costs and initial operating deficits of the respective properties. The amounts presented do not include Investment Services Fees that would be payable to our advisor in connection with the acquisitions of the properties.

(2)

We anticipate that approximately 65% - 70% of the estimated development budgets of the prospective investment properties will be financed with mortgage construction financing at market rates and terms. As of the date of this sticker supplement, we had not obtained a commitment from a lender for all of such financings. There is no guarantee financing will be obtained or, if obtained, on what terms.

(3)

We anticipate that these prospective investment properties will be owned through separate joint ventures in which we will own an interest in excess of 50%, with terms similar to the terms as described under “OUR INVESTMENTS – Our Joint Venture Agreements,” in this sticker supplement, below, and in the sticker supplements dated October 5, 2012 and December 18, 2012.

As of the date of this sticker supplement, we have not yet entered into a binding contract to acquire the properties identified as potential investment opportunities above. In addition, our advisor is in the process of performing its evaluation and may not have completed its due diligence review of the property, the acquisition may not have been approved by our investment committee or our board of directors, and a financing commitment may not have been obtained from a lender. The acquisition of such properties is further contingent upon the receipt of adequate equity proceeds, and on obtaining third party financing, which may not be available on reasonable terms or at all. Therefore, there is no guarantee that we will continue to pursue these potential investments or that, if pursued, the transactions will ultimately be completed or, if completed, on the terms described in this sticker supplement.

We will supplement our prospectus to provide descriptions of any additional material properties and other material real estate investments that we acquire or become probable of acquisition during the course of this offering.

Caution Concerning Forward-Looking Statements

The information above contains “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that do not relate strictly to historical or current facts, but reflect management’s current understandings, intentions, beliefs, plans, expectations, assumptions and/or predictions regarding the future of the Company’s business and its performance, the economy, and other future conditions and forecasts of future events, and circumstances. Forward-looking statements are typically identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues,” “pro forma,” “may,” “will,” “seeks,” “should” and “could,” and words and terms of similar substance. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, our actual results could differ materially from those set forth in the forward-looking statements due to a variety of risks, uncertainties and other factors. Some factors that might cause such a difference include, but are not limited to, the following: risks associated with our investment strategy; a worsening economic environment in the U.S. or globally, including financial market fluctuations; risks associated with real estate markets, including declining real estate values; risks associated with the limited amount of proceeds raised in our offering and as a result, the limited number of investments made; our failure to obtain, renew or extend necessary financing or to access the debt or equity markets; the use of debt to finance our business activities, including refinancing and interest rate risk and our failure to comply with debt covenants; our ability to identify and close on suitable investments; failure to successfully manage growth or integrate acquired properties and operations; risks related to development projects or acquired property value-add conversions, including construction delays and cost overruns; inability to obtain necessary permits and/or public opposition to these activities; our ability to make necessary improvements to properties on a timely or cost-efficient basis; competition for properties and/or tenants; defaults or non-renewal of leases by tenants; failure to lease properties on favorable terms or at all; the impact of current and future environmental, zoning and other governmental regulations affecting our properties; the impact of changes in accounting rules; the impact of regulations requiring periodic valuation of the Company on a per share basis; material adverse actions or omissions by any joint venture partners; consequences of our net operating losses; increases in operating costs and other expenses; uninsured losses or losses in excess of our insurance coverage; the impact of outstanding and/or potential litigation; unknown liabilities of acquired properties or liabilities caused by property managers or operators; inaccuracies of our accounting estimates; risks associated with our tax structuring; failure to maintain our REIT qualification; and our ability to protect our intellectual property and the value of our brand. Given these uncertainties, we caution you not to place undue reliance on such statements. For further information regarding risks and uncertainties associated with our business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of our documents filed from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, our annual report on Form 10-K and quarterly reports on Form 10-Q, and our registration statement on Form S-11 and the sticker supplements and amendments thereto, copies of which may be obtained from our Web site at http://www.growthtrust.com.

We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances or to reflect the occurrence of unanticipated events.